UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission File Number: 333-120787.

THE JEAN COUTU GROUP (PJC) INC.

(Exact Name of Registrant as Specified in Charter)

 530 Bériault Street, Longueuil, Quebec, Canada J4G 1S8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K of The Jean Coutu Group (PJC) Inc. (the “Company”) consists of the Company’s press release announcing that the Company has filed a declaratory judgment action in the United States District Court for the Southern District of New York to obtain a definitive resolution regarding the intended transfer of the The Jean Coutu Group 8.5% Senior Subordinated Notes in the amount of $850 million to Rite Aid Corporation (‘‘Rite Aid’’) attached as Exhibit 99.1 and incorporated by reference herein.

Exhibit No.	Description

99.1

Press release of December 8, 2006 – announcing that The Jean Coutu Group filed a Declaratory Judgment Action to obtain a definitive resolution for the transfer of its 8.5% Senior Subordinated Notes to Rite Aid Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2006	The Jean Coutu Group (PJC) Inc.
	By:	/s/ Kim Lachapelle

Kim Lachapelle Corporate Secretary